FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued today, May 8, 2006, by Aries Maritime Transport Limited announcing its first quarter 2006 dividend payment.

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Exhibit 1


Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 8983787                        212-477-8438



                    ARIES MARITIME TRANSPORT LIMITED DECLARES
                           FIRST QUARTER 2006 DIVIDEND

                     Announces First Quarter Conference Call

ATHENS, GREECE, May 8, 2006 - Aries Maritime Transport Limited (NASDAQ: RAMS) today announced that its Board of Directors has declared a dividend of $0.14 per share for the three-month period ended March 31, 2006. The dividend will be payable on May 31, 2006 to shareholders of record as of May 19, 2006.

Concurrent with the declaration of the first quarter dividend, the Board has established an additional reserve in anticipation of increased expenses related to additional repair, preventative maintenance work, and out of service time of the Citius, a 1986-built double-hulled products tanker. Repair and preventative maintenance work is now, according to latest estimations by the vessel's managers and Classification Society, expected to be completed around the end of June 2006. Aries now expects the costs of the works and other associated costs including increased steel replacement and vessel dry-docking work, originally scheduled for 2007, to total approximately $5.7 million. The loss of revenue from the Citius is expected to total approximately $3.8 million. In addition, the vessel's charterers have presented a claim for approximately $930,000 in alleged lost profits associated with the off-hire of the Citius covering the period December 3, 2005 to March 8, 2006. Aries is rejecting this claim on the ground that the charterer's remedy is to add any off-hire period to the charter term in accordance with the terms of the charter contract and with shipping industry practice. The charterer also has the option to cancel the charter but to date no such declaration has been received.

Under the management contract with Magnus Carriers, if actual operating expenses exceed the set budgeted amount, Magnus is responsible for 50 percent of the excess. The costs related to the repairs and preventive maintenance work will be included in the calculation of any such operating expenses overrun and Magnus will be responsible for 50 percent of any such excess over the period these expenses are accounted for.

The additional reserve established by the Board for the first quarter also takes into consideration out of service time and repair costs of the Bora, a 2000 built products tanker that has experienced interruption to trading as a result of repairs to the vessel's cargo pumps. The relevant repairs have now been completed and the vessel is expected to return to service shortly.

Mons S. Bolin, President and Chief Executive Officer, commented, "Unforeseen issues occurring in the quarter related to the Citius and Bora and the necessity of establishing a related additional reserve resulted in the Company declaring a lower than expected dividend. While the Citius has been out of service longer than expected, we are confident that the repair and preventative maintenance work completed will enhance the vessel's long-term viability and marketability. The Citius has been a strong contributor to the Company's results in the past and due to the demand for products tankers combined with the low cost of capital of the vessel, we expect this contribution to continue. Once the Citius returns to service and considering the reserves the board have taken to date, we expect our dividend payout to return to more normalized levels, assuming no unforeseen events, since our 100% charter cover on the remainder of the fleet provides a strong base for good and visible earnings."

Earnings Conference Call

The Company announced that it will hold a conference call on May 15, 2006 at 10:00 a.m. Eastern Time to discuss earnings for the quarter ended March 31, 2006. To access the conference call domestically, dial 800-500-0177 and use the reservation number 1459584; for international access dial 719-457-2679 and use the reservation number 1459584. Following the teleconference, a replay of the call may be accessed domestically by dialing 888-203-1112 or internationally by dialing 719-457-0820 and entering the reservation number 1459584. The replay will be available from Monday, May 15, 2006 to Monday, May 29, 2006. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through Monday, May 29, 2006.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.6 years and is 100% double-hulled, consists of five MR tankers, three Panamax tankers and one Aframax tanker. Following the delivery of a double-hulled products tanker newbuilding which the Company expects to receive no later than June 2006, Aries' products tanker fleet will have an average age of 6.8 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.5 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  May 8, 2006            By:/s/ Richard J.H. Coxall
                               --------------------------------
                               Richard J.H. Coxall
                               Chief Financial Officer




SK 23248 0002 668218